RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

26 January 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

07021192

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Article Entitled: "Big Bang at Resorts World".

2. Announcement made by the Company pertaining to the Article Entitled: "Renaissance Hotel KL up for Sale-RM850M?".

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **23-01-2007 04:17:06 PM**
Reference No **RW-070123-D80FC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

---

* Type	: ○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID	: **PY-070122-55387**

* Subject :
ARTICLE ENTITLED: "BIG BANG AT RESORTS WORLD"

* **Contents :-**

We refer to your letter of 22 January 2007 pertaining to the subject matter.

As announced previously by the Company's holding company viz. Genting Berhad ("GB"), the development of the integrated resort on Sentosa Island, Singapore named, "Resorts World at Sentosa" will be undertaken by Resorts World At Sentosa Pte Ltd., a joint-venture company between Genting International Public Limited Company ("GIPLC") and Star Cruises Limited ("SCL") on the basis of 75% : 25% equity ownership.

GB has an effective equity interest of 54.8% in GIPLC and an effective equity interest of 20.9% in SCL.

Other than having an equity interest of 36.0% in SCL and an equity interest of 6.5% in GIPLC, the Company has no other interest in the integrated resort on Sentosa Island, Singapore.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the

appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **24-01-2007 04:37:17 PM**
Reference No **RW-070124-F5585**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

---

* Type	:	○ **Announcement** ● **Reply to query**
* Reply to Bursa Malaysia's Query Letter - Reference ID	:	**MM--070123-57286**

* Subject :

ARTICLE ENTITLED : "RENAISSANCE HOTEL KL UP FOR SALE-RM850M?"

* **Contents :-**

With reference to your letter dated 23 January 2007 pertaining to the above news article appearing in The New Straits Times, Biznews Section, pages 35 and 43 on Tuesday, 23 January 2007, we wish to clarify that the Company and/or its subsidiaries have not made any proposal to acquire Renaissance Kuala Lumpur Hotel.

Yours faithfully
RESORTS WORLD BHD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

9 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 8 February 2007, in respect of the Proposed Share Split and Proposed Amendments to the Memorandum and Articles of Association for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Initiated by **MB_CIMB3** on **08/02/2007 05:49:14 PM**
Submitted by **MB_CIMB3** on **08/02/2007 06:31:42 PM**
Reference No **MM-070208-64154**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			**Main Board/ Second Board Company**
*			**New Announcement**
	Submitting Merchant Bank (if applicable)	:	**CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**RESORTS WORLD BHD**
*	Stock name	:	**RESORTS WORLD**
*	Stock code	:	**4715**
*	Type	:	**Announcement**
*	Subject :		

RESORTS WORLD BHD ("RESORTS WORLD")

- PROPOSED SHARE SPLIT; AND
- PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION (COLLECTIVELY, "PROPOSALS")

* **Contents :-**

We refer to the announcement dated 15 January 2007 on the Proposals.

On behalf of Resorts World's Board of Directors, CIMB Investment Bank Berhad (*formerly known as Commerce International Merchant Bankers Berhad*) ("**CIMB**") is pleased to announce the following:

(i) the Securities Commission had, through its letter dated 6 February 2007, granted its approval for the Proposed Share Split and the listing of and quotation for the ordinary shares of RM0.10 each in Resorts World ("**Split Shares**") to be issued under the Proposed Share Split on the Main Board of Bursa Malaysia Securities Berhad ("**Bursa Securities**"); and

(ii) Bursa Securities had, through its letter dated 7 February 2007, granted its approval for the Proposed Share Split and its approval-in-principle for the listing of and quotation for the Split Shares to be issued under the Proposed Share Split on the Main Board of Bursa Securities.

This announcement is dated 8 February 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END